ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

02042172

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

7 June, 2002

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 23 May 2002 – Anglo American plc announces that Anglo Ferrous Metals subsidiary acquires Moly Cop.
- Press Release dated 28 May 2002 – Anglo American plc announces Anglo American Group Top Safety Performers for year 2001.
- Press Release dated 31 May 2002 – Anglo American plc announced acquisition of interest in Moura complete.
- Press Release dated 6 June 2002 – Provisional results of the joint offer Saica International B.V., Mondi International S.A. and LR Investments B.V for La Rochette – 97.1% of shares tendered.
- Notification of interests of directors and connected persons dated 22 May 2002, 30 May 2002 and 7 June 2002.

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,114,708 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 May 2002	31,900
05 June 2002	7,527
06 June 2002	5,700
07 June 2002	5,052

The Company was advised of these transactions on 07 June 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

07 June 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,114,708 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 May 2002	31,900
05 June 2002	7,527
06 June 2002	5,700
07 June 2002	5,052

The Company was advised of these transactions on 07 June 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

07 June 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,114,708 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 May 2002	31,900
05 June 2002	7,527
06 June 2002	5,700
07 June 2002	5,052

The Company was advised of these transactions on 07 June 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

07 June 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,114,708 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 May 2002	31,900
05 June 2002	7,527
06 June 2002	5,700
07 June 2002	5,052

The Company was advised of these transactions on 07 June 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

07 June 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,114,708 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 May 2002	31,900
05 June 2002	7,527
06 June 2002	5,700
07 June 2002	5,052

The Company was advised of these transactions on 07 June 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

07 June 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,164,887 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 May 2002	6,400
27 May 2002	17,300
30 May 2002	60,914

The Company was advised of these transactions on 30 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

30 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,164,887 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 May 2002	6,400
27 May 2002	17,300
30 May 2002	60,914

The Company was advised of these transactions on 30 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

30 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,164,887 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 May 2002	6,400
27 May 2002	17,300
30 May 2002	60,914

The Company was advised of these transactions on 30 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

30 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,164,887 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 May 2002	6,400
27 May 2002	17,300
30 May 2002	60,914

The Company was advised of these transactions on 30 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

30 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,164,887 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 May 2002	6,400
27 May 2002	17,300
30 May 2002	60,914

The Company was advised of these transactions on 30 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

30 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,249,501 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 May 2002	243
21 May 2002	13,600
22 May 2002	13,000

The Company was advised of these transactions on 22 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

23 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,249,501 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 May 2002	243
21 May 2002	13,600
22 May 2002	13,000

The Company was advised of these transactions on 22 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

23 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,249,501 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 May 2002	243
21 May 2002	13,600
22 May 2002	13,000

The Company was advised of these transactions on 22 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

23 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,249,501 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 May 2002	243
21 May 2002	13,600
22 May 2002	13,000

The Company was advised of these transactions on 22 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

23 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,249,501 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 May 2002	243
21 May 2002	13,600
22 May 2002	13,000

The Company was advised of these transactions on 22 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

23 May 2002

Mondi

SAICA

FOR IMMEDIATE RELEASE

6th June 2002

Provisional results of the joint offer by Saica International B.V., Mondi International S.A. and LR Investments B.V. for La Rochette

97.1% of shares tendered

The Conseil des Marchés Financiers (CMF) announced yesterday that, following the closing of the offer by Saica International B.V., Mondi International S.A. and LR Investments B.V., a Dutch company equally controlled by Saica and Mondi, 97.1% of La Rochette's share capital and voting rights, on an undiluted basis, have been tendered (95.1% on a fully diluted basis). Furthermore, 99.5% of La Rochette's 1988/2003 convertible bonds have also been tendered.

Commenting on the provisional results of the offer, Saica and Mondi said, "We are delighted that La Rochette's shareholders have responded positively to our offer. This transaction will allow Saica and Mondi to expand their respective geographical coverage, whilst each La Rochette site will be integrated within an international group, securing the most favourable prospects for growth."

Saica is advised by SG Investment Banking. Mondi is advised by Rothschild & Cie.

Enquiries:

Brunswick (representing Mondi)

Andrew Dewar	+33 1 53 96 83 83
Patricia Perrier	+33 1 53 96 83 83

Note for Editors:

SAICA (Sociedad Anonima Industrias Celulosa Aragonesa) is a family-owned group whose capital has been held by the founders and their families since its creation in 1943. Saica, whose estimated turnover in 2001 is €921 million, is the Spanish leader in the corrugated packaging sector and fourth in Europe for corrugated packaging paper.

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 4.2 billion in 2001 and an operating profit of US$ 522 million. Mondi is an international, integrated forest products and packaging group.

Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

The offer

On 15th March 2002, Saica and Mondi, through their equally controlled subsidiary LR Investments B.V., launched a joint bid for La Rochette of 12.24 euros per share and 13.47 euros per 4.5% 1988/2003 convertible bond, valuing La Rochette at 317 million euros.

The Board of La Rochette unanimously recommended this offer, considering that it secured long-term employment, protected the company's activities and provided it with attractive growth prospects.

The success of this offer allows Saica to extend its geographical coverage in France, where it operates throughout the country, except for the region north of Paris. At the same time, it enables Mondi to reinforce its position in the UK and Belgium and to expand its presence in the north, south and west of France.

Mondi

SAICA

FOR IMMEDIATE RELEASE 6th June 2002

Provisional results of the joint offer by Saica International B.V., Mondi International S.A. and LR Investments B.V. for La Rochette

<u>97.1% of shares tendered</u>

The Conseil des Marchés Financiers (CMF) announced yesterday that, following the closing of the offer by Saica International B.V., Mondi International S.A. and LR Investments B.V., a Dutch company equally controlled by Saica and Mondi, 97.1% of La Rochette's share capital and voting rights, on an undiluted basis, have been tendered (95.1% on a fully diluted basis). Furthermore, 99.5% of La Rochette's 1988/2003 convertible bonds have also been tendered.

Commenting on the provisional results of the offer, Saica and Mondi said, "We are delighted that La Rochette's shareholders have responded positively to our offer. This transaction will allow Saica and Mondi to expand their respective geographical coverage, whilst each La Rochette site will be integrated within an international group, securing the most favourable prospects for growth."

Saica is advised by SG Investment Banking. Mondi is advised by Rothschild & Cie.

Enquiries:

Brunswick (representing Mondi)
Andrew Dewar +33 1 53 96 83 83
Patricia Perrier +33 1 53 96 83 83

Note for Editors:

SAICA (Sociedad Anonima Industrias Celulosa Aragonesa) is a family-owned group whose capital has been held by the founders and their families since its creation in 1943. Saica, whose estimated turnover in 2001 is €921 million, is the Spanish leader in the corrugated packaging sector and fourth in Europe for corrugated packaging paper.

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 4.2 billion in 2001 and an operating profit of US$ 522 million. Mondi is an international, integrated forest products and packaging group.

Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

The offer

On 15th March 2002, Saica and Mondi, through their equally controlled subsidiary LR Investments B.V., launched a joint bid for La Rochette of 12.24 euros per share and 13.47 euros per 4.5% 1988/2003 convertible bond, valuing La Rochette at 317 million euros.

The Board of La Rochette unanimously recommended this offer, considering that it secured long-term employment, protected the company's activities and provided it with attractive growth prospects.

The success of this offer allows Saica to extend its geographical coverage in France, where it operates throughout the country, except for the region north of Paris. At the same time, it enables Mondi to reinforce its position in the UK and Belgium and to expand its presence in the north, south and west of France.

Mondi

SAICA

FOR IMMEDIATE RELEASE 6th June 2002

Provisional results of the joint offer by Saica International B.V., Mondi International S.A. and LR Investments B.V. for La Rochette

97.1% of shares tendered

The Conseil des Marchés Financiers (CMF) announced yesterday that, following the closing of the offer by Saica International B.V., Mondi International S.A. and LR Investments B.V., a Dutch company equally controlled by Saica and Mondi, 97.1% of La Rochette's share capital and voting rights, on an undiluted basis, have been tendered (95.1% on a fully diluted basis). Furthermore, 99.5% of La Rochette's 1988/2003 convertible bonds have also been tendered.

Commenting on the provisional results of the offer, Saica and Mondi said, "We are delighted that La Rochette's shareholders have responded positively to our offer. This transaction will allow Saica and Mondi to expand their respective geographical coverage, whilst each La Rochette site will be integrated within an international group, securing the most favourable prospects for growth."

Saica is advised by SG Investment Banking. Mondi is advised by Rothschild & Cie.

Enquiries:

Brunswick (representing Mondi)

Andrew Dewar	+33 1 53 96 83 83
Patricia Perrier	+33 1 53 96 83 83

Note for Editors:

SAICA (Sociedad Anonima Industrias Celulosa Aragonesa) is a family-owned group whose capital has been held by the founders and their families since its creation in 1943. Saica, whose estimated turnover in 2001 is €921 million, is the Spanish leader in the corrugated packaging sector and fourth in Europe for corrugated packaging paper.

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 4.2 billion in 2001 and an operating profit of US$ 522 million. Mondi is an international, integrated forest products and packaging group.

Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

The offer

On 15th March 2002, Saica and Mondi, through their equally controlled subsidiary LR Investments B.V., launched a joint bid for La Rochette of 12.24 euros per share and 13.47 euros per 4.5% 1988/2003 convertible bond, valuing La Rochette at 317 million euros.

The Board of La Rochette unanimously recommended this offer, considering that it secured long-term employment, protected the company's activities and provided it with attractive growth prospects.

The success of this offer allows Saica to extend its geographical coverage in France, where it operates throughout the country, except for the region north of Paris. At the same time, it enables Mondi to reinforce its position in the UK and Belgium and to expand its presence in the north, south and west of France.

Mondi

FOR IMMEDIATE RELEASE 6th June 2002

Provisional results of the joint offer by Saica International B.V., Mondi International S.A. and LR Investments B.V. for La Rochette

97.1% of shares tendered

The Conseil des Marchés Financiers (CMF) announced yesterday that, following the closing of the offer by Saica International B.V., Mondi International S.A. and LR Investments B.V., a Dutch company equally controlled by Saica and Mondi, 97.1% of La Rochette's share capital and voting rights, on an undiluted basis, have been tendered (95.1% on a fully diluted basis). Furthermore, 99.5% of La Rochette's 1988/2003 convertible bonds have also been tendered.

Commenting on the provisional results of the offer, Saica and Mondi said, "We are delighted that La Rochette's shareholders have responded positively to our offer. This transaction will allow Saica and Mondi to expand their respective geographical coverage, whilst each La Rochette site will be integrated within an international group, securing the most favourable prospects for growth."

Saica is advised by SG Investment Banking. Mondi is advised by Rothschild & Cie.

Enquiries:

Brunswick (representing Mondi)

Andrew Dewar	+33 1 53 96 83 83
Patricia Perrier	+33 1 53 96 83 83

Note for Editors:

SAICA (Sociedad Anonima Industrias Celulosa Aragonesa) is a family-owned group whose capital has been held by the founders and their families since its creation in 1943. Saica, whose estimated turnover in 2001 is € 921 million, is the Spanish leader in the corrugated packaging sector and fourth in Europe for corrugated packaging paper.

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 4.2 billion in 2001 and an operating profit of US$ 522 million. Mondi is an international, integrated forest products and packaging group.

Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

The offer

On 15th March 2002, Saica and Mondi, through their equally controlled subsidiary LR Investments B.V., launched a joint bid for La Rochette of 12.24 euros per share and 13.47 euros per 4.5% 1988/2003 convertible bond, valuing La Rochette at 317 million euros.

The Board of La Rochette unanimously recommended this offer, considering that it secured long-term employment, protected the company's activities and provided it with attractive growth prospects.

The success of this offer allows Saica to extend its geographical coverage in France, where it operates throughout the country, except for the region north of Paris. At the same time, it enables Mondi to reinforce its position in the UK and Belgium and to expand its presence in the north, south and west of France.

Mondi

FOR IMMEDIATE RELEASE 6th June 2002

Provisional results of the joint offer by Saica International B.V., Mondi International S.A. and LR Investments B.V. for La Rochette

<u>97.1% of shares tendered</u>

The Conseil des Marchés Financiers (CMF) announced yesterday that, following the closing of the offer by Saica International B.V., Mondi International S.A. and LR Investments B.V., a Dutch company equally controlled by Saica and Mondi, 97.1% of La Rochette's share capital and voting rights, on an undiluted basis, have been tendered (95.1% on a fully diluted basis). Furthermore, 99.5% of La Rochette's 1988/2003 convertible bonds have also been tendered.

Commenting on the provisional results of the offer, Saica and Mondi said, "We are delighted that La Rochette's shareholders have responded positively to our offer. This transaction will allow Saica and Mondi to expand their respective geographical coverage, whilst each La Rochette site will be integrated within an international group, securing the most favourable prospects for growth."

Saica is advised by SG Investment Banking. Mondi is advised by Rothschild & Cie.

Enquiries:

Brunswick (representing Mondi)

Andrew Dewar	+33 1 53 96 83 83
Patricia Perrier	+33 1 53 96 83 83

Note for Editors:

SAICA (Sociedad Anonima Industrias Celulosa Aragonesa) is a family-owned group whose capital has been held by the founders and their families since its creation in 1943. Saica, whose estimated turnover in 2001 is € 921 million, is the Spanish leader in the corrugated packaging sector and fourth in Europe for corrugated packaging paper.

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 4.2 billion in 2001 and an operating profit of US$ 522 million. Mondi is an international, integrated forest products and packaging group.

Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

The offer

On 15th March 2002, Saica and Mondi, through their equally controlled subsidiary LR Investments B.V., launched a joint bid for La Rochette of 12.24 euros per share and 13.47 euros per 4.5% 1988/2003 convertible bond, valuing La Rochette at 317 million euros.

The Board of La Rochette unanimously recommended this offer, considering that it secured long-term employment, protected the company's activities and provided it with attractive growth prospects.

The success of this offer allows Saica to extend its geographical coverage in France, where it operates throughout the country, except for the region north of Paris. At the same time, it enables Mondi to reinforce its position in the UK and Belgium and to expand its presence in the north, south and west of France.

ANGLO AMERICAN

News Release

31 May 2002

Acquisition of interest in Moura complete

On 11 April 2002, Anglo American plc announced plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui"). As part of those arrangements, Anglo Coal Australia today acquired from Mitsui a 51% interest in the Moura Joint Venture in Central Queensland, and 100% of related service companies.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

31 May 2002

Acquisition of interest in Moura complete

On 11 April 2002, Anglo American plc announced plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui"). As part of those arrangements, Anglo Coal Australia today acquired from Mitsui a 51% interest in the Moura Joint Venture in Central Queensland, and 100% of related service companies.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

31 May 2002

Acquisition of interest in Moura complete

On 11 April 2002, Anglo American plc announced plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui"). As part of those arrangements, Anglo Coal Australia today acquired from Mitsui a 51% interest in the Moura Joint Venture in Central Queensland, and 100% of related service companies.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

31 May 2002

Acquisition of interest in Moura complete

On 11 April 2002, Anglo American plc announced plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui"). As part of those arrangements, Anglo Coal Australia today acquired from Mitsui a 51% interest in the Moura Joint Venture in Central Queensland, and 100% of related service companies.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO
AMERICAN

News Release

31 May 2002

Acquisition of interest in Moura complete

On 11 April 2002, Anglo American plc announced plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Pty Limited, a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui"). As part of those arrangements, Anglo Coal Australia today acquired from Mitsui a 51% interest in the Moura Joint Venture in Central Queensland, and 100% of related service companies.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Sharing second place in the small business category and each achieving a silver award were Anglo Base Metals' Konuto Lake Mine at Hudson Bay Mining and Smelting in Canada, and Anglo Forest Products' Great Yarmouth operation in Norfolk, part of Mondi Packaging in the United Kingdom.

Konuto Lake is an underground mine supplying ore to Hudson Bay's Flin Flon mill in Manitoba, Canada. The mine has operated since start-up in September 1997 without a lost-time injury and is, commended Tony Trahar, a first class example of effective teamwork.

Mondi Packaging's Great Yarmouth operation in England was only acquired by Mondi in 1999. Since then, noted Tony Trahar, it has operated for 872 days without a lost-time injury and has demonstrated clear management leadership and commitment.

Reflecting on the safety performance of the group during the year 2001, Tony Trahar noted that safety is a crucial part of what constitutes acceptable management performance. "2001 was not a good year for safety in the companies managed by Anglo American, with seventy fatalities and over 3,200 lost-time injuries in our worldwide operations. The lost-time injury frequency rate, however, dropped a very substantial 34 per cent. This reflects the great deal of effort being put into the better management of safety." He urged all group companies to continue with their safety programmes and to move as rapidly as possible towards the target of zero injuries and fatalities.

Ends.

TABLE OF RESULTS: ANGLO AMERICAN plc SAFETY AWARDS 2001

Large Business Units

1st	Anglo Base Metals **Bindura Nickel Corporation**, Zimbabwe
2nd	Anglo Coal Australia Capricorn Coal Management, **German Creek Operation**, Queensland, Australia
3rd	Anglo Platinum Rustenburg Platinum Mines, **Frank Business Area**, Rustenburg, South Africa

Small Business Units (less than 100 employees)

1st	Anglo Industrial Minerals Tarmac Northern, **Swinden Quarry**, North Yorkshire, England
Joint 2nd	Anglo Forest Products Mondi Europe (UK), Mondi Packaging, **Great Yarmouth**, Norfolk, England Anglo Base Metals Hudson Bay Mining & Smelting, **Konuto Lake Mine**, Manitoba, Canada

Photographs and captions;



1. Dr Leonard Chimimba (centre front), the chief executive officer of Anglo Base Metals' Bindura Nickel Corporation in Zimbabwe proudly displays the Anglo American group's top safety award for 2001 in a team photograph with representatives of Anglo American's operations in Zimbabwe.

2. Mr Andrew Bate (right), manager of Anglo Industrial Minerals' Swinden Quarry in north Yorkshire, England, accepts the top award for safety in small business units from Anglo American plc CEO Tony Trahar.



For further information contact:

Glen Finnegan	+27 11 638 3217 / gfinnegan@angloamerican.co.za
Anne Dunn	+27 11 638 4730 / +27 (0)82 448 2684

Note to Editors

Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

Anglo American plc's safety campaign, OTTO, which focuses on zero tolerance towards unsafe working practices and target zero for injuries, was implemented throughout the Group in 2000. The chief executive's safety competition was introduced at the same time and was judged for the first time in 2001. In this competition, the top performing operation or business in the field of safety in each division is submitted for consideration for the Group safety award for the year under review. Anglo Coal's Greenside Colliery in Mpumalanga, South Africa, was the first recipient of this safety trophy for large business units for the year 2000. The runner-up was Anglo Base Metals' Namakwa Sands mineral sands operations on the west coast of South Africa.

ANGLO AMERICAN

News Release

045.2002gjf

28 May 2002

ANGLO AMERICAN GROUP TOP SAFETY PERFORMERS FOR YEAR 2001

Johannesburg, 28 May 2002. Anglo American plc chief executive officer, Tony Trahar, has announced the winners in the group's annual safety competition at a formal function attended by the company's directors and senior executives.

Anglo Base Metals' Bindura Nickel Corporation in Zimbabwe took top honours, winning the gold award and receiving the crystal floating trophy for the best performance in the field of safety for large business units. Tony Trahar paid tribute to the company's clear leadership, its comprehensive behaviour-based safety programme, the commitment of its management and staff to zero tolerance towards unsafe working practices and target zero for injuries, and its constructive interaction with the union. He noted that these key initiatives have resulted in 2.6 million fatality-free shifts at Bindura Nickel Corporation, and the company's five-year shaft-deepening project at Trojan Mine has not recorded a single lost-time injury. From a poor year in 1999, the company's lost-time injury frequency rate (LTIFR) improved 66 per cent in 2000, and a further 48 per cent in 2001.

In second place, winning the silver award, was Anglo Coal Australia's Capricorn Coal Management. Its German Creek coal mining operations, consisting of one surface and two underground mines in Queensland, Australia, achieved excellent safety performance representing best practice for Australian mining. Tony Trahar noted that safety forms part of the annual appraisals for all the employees at German Creek, and he drew particular attention to the company's meticulous approach to addressing minor injuries and near-miss incidents.

The Frank business area of Anglo Platinum's Rustenburg Platinum Mines, West Region, took the bronze award for third place in the large business units. This is a large operation employing 3,760 people and operating the deepest shaft in Anglo Platinum. Rustenburg Platinum Mines' Frank business area achieved an excellent LTIFR in 2001 of 0.6. Tony Trahar congratulated the company on the range of safety initiatives that have been put in place, noting that these are paying dividends in terms of safer working conditions.

Tony Trahar noted that Anglo American plc has expanded its safety competition to reflect more of the diversity of the group, and this year the company introduced awards in recognition of outstanding safety performance in managed companies employing less than 100 people. Anglo Industrial Minerals' Swinden Quarry in north Yorkshire, England, won the gold award and received the crystal floating trophy for the best performance in the small business category. Tony Trahar paid tribute to the company's performance which, he said, epitomised all the best qualities in a first-class group of contestants. Swinden Quarry achieved no lost-time injuries through full management and employee engagement which includes joint inspections, investigation of every near-miss incident, and challenging each employee to define his or her contribution to 'Target Zero' for lost-time injuries.

Anglo American Corporation of South Africa Limited
Corporate Communications Department
2nd Floor, 44 Main Street, Johannesburg 2001 PO Box 61587 Marshalltown 2107 South Africa
Tel +27 (0)11 638 9111 Fax +27 (0)11 638 3771
A member of the Anglo American plc group

Sharing second place in the small business category and each achieving a silver award were Anglo Base Metals' Konuto Lake Mine at Hudson Bay Mining and Smelting in Canada, and Anglo Forest Products' Great Yarmouth operation in Norfolk, part of Mondi Packaging in the United Kingdom.

Konuto Lake is an underground mine supplying ore to Hudson Bay's Flin Flon mill in Manitoba, Canada. The mine has operated since start-up in September 1997 without a lost-time injury and is, commended Tony Trahar, a first class example of effective teamwork.

Mondi Packaging's Great Yarmouth operation in England was only acquired by Mondi in 1999. Since then, noted Tony Trahar, it has operated for 872 days without a lost-time injury and has demonstrated clear management leadership and commitment.

Reflecting on the safety performance of the group during the year 2001, Tony Trahar noted that safety is a crucial part of what constitutes acceptable management performance. "2001 was not a good year for safety in the companies managed by Anglo American, with seventy fatalities and over 3,200 lost-time injuries in our worldwide operations. The lost-time injury frequency rate, however, dropped a very substantial 34 per cent. This reflects the great deal of effort being put into the better management of safety." He urged all group companies to continue with their safety programmes and to move as rapidly as possible towards the target of zero injuries and fatalities.

Ends.

TABLE OF RESULTS: ANGLO AMERICAN plc SAFETY AWARDS 2001

Large Business Units

1st	Anglo Base Metals **Bindura Nickel Corporation**, Zimbabwe
2nd	Anglo Coal Australia Capricorn Coal Management, **German Creek Operation**, Queensland, Australia
3rd	Anglo Platinum Rustenburg Platinum Mines, **Frank Business Area**, Rustenburg, South Africa

Small Business Units (less than 100 employees)

1st	Anglo Industrial Minerals Tarmac Northern, **Swinden Quarry**, North Yorkshire, England
Joint 2nd	Anglo Forest Products Mondi Europe (UK), Mondi Packaging, **Great Yarmouth**, Norfolk, England Anglo Base Metals Hudson Bay Mining & Smelting, **Konuto Lake Mine**, Manitoba, Canada

Photographs and captions:



1. Dr Leonard Chimimba (centre front), the chief executive officer of Anglo Base Metals' Bindura Nickel Corporation in Zimbabwe proudly displays the Anglo American group's top safety award for 2001 in a team photograph with representatives of Anglo American's operations in Zimbabwe.

2. Mr Andrew Bate (right), manager of Anglo Industrial Minerals' Swinden Quarry in north Yorkshire, England, accepts the top award for safety in small business units from Anglo American plc CEO Tony Trahar.



For further information contact:

Glen Finnegan	+27 11 638 3217 / gfinnegan@angloamerican.co.za
Anne Dunn	+27 11 638 4730 / +27 (0)82 448 2684

Note to Editors
Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

Anglo American plc's safety campaign, OTTO, which focuses on zero tolerance towards unsafe working practices and target zero for injuries, was implemented throughout the Group in 2000. The chief executive's safety competition was introduced at the same time and was judged for the first time in 2001. In this competition, the top performing operation or business in the field of safety in each division is submitted for consideration for the Group safety award for the year under review. Anglo Coal's Greenside Colliery in Mpumalanga, South Africa, was the first recipient of this safety trophy for large business units for the year 2000. The runner-up was Anglo Base Metals' Namakwa Sands mineral sands operations on the west coast of South Africa.

ANGLO AMERICAN

News Release

045.2002gjf

28 May 2002

ANGLO AMERICAN GROUP TOP SAFETY PERFORMERS FOR YEAR 2001

Johannesburg, 28 May 2002. Anglo American plc chief executive officer, Tony Trahar, has announced the winners in the group's annual safety competition at a formal function attended by the company's directors and senior executives.

Anglo Base Metals' Bindura Nickel Corporation in Zimbabwe took top honours, winning the gold award and receiving the crystal floating trophy for the best performance in the field of safety for large business units. Tony Trahar paid tribute to the company's clear leadership, its comprehensive behaviour-based safety programme, the commitment of its management and staff to zero tolerance towards unsafe working practices and target zero for injuries, and its constructive interaction with the union. He noted that these key initiatives have resulted in 2.6 million fatality-free shifts at Bindura Nickel Corporation, and the company's five-year shaft-deepening project at Trojan Mine has not recorded a single lost-time injury. From a poor year in 1999, the company's lost-time injury frequency rate (LTIFR) improved 66 per cent in 2000, and a further 48 per cent in 2001.

In second place, winning the silver award, was Anglo Coal Australia's Capricorn Coal Management. Its German Creek coal mining operations, consisting of one surface and two underground mines in Queensland, Australia, achieved excellent safety performance representing best practice for Australian mining. Tony Trahar noted that safety forms part of the annual appraisals for all the employees at German Creek, and he drew particular attention to the company's meticulous approach to addressing minor injuries and near-miss incidents.

The Frank business area of Anglo Platinum's Rustenburg Platinum Mines, West Region, took the bronze award for third place in the large business units. This is a large operation employing 3,760 people and operating the deepest shaft in Anglo Platinum. Rustenburg Platinum Mines' Frank business area achieved an excellent LTIFR in 2001 of 0.6. Tony Trahar congratulated the company on the range of safety initiatives that have been put in place, noting that these are paying dividends in terms of safer working conditions.

Tony Trahar noted that Anglo American plc has expanded its safety competition to reflect more of the diversity of the group, and this year the company introduced awards in recognition of outstanding safety performance in managed companies employing less than 100 people. Anglo Industrial Minerals' Swinden Quarry in north Yorkshire, England, won the gold award and received the crystal floating trophy for the best performance in the small business category. Tony Trahar paid tribute to the company's performance which, he said, epitomised all the best qualities in a first-class group of contestants. Swinden Quarry achieved no lost-time injuries through full management and employee engagement which includes joint inspections, investigation of every near-miss incident, and challenging each employee to define his or her contribution to 'Target Zero' for lost-time injuries.

Anglo American Corporation of South Africa Limited
Corporate Communications Department
2nd Floor, 44 Main Street, Johannesburg 2001 PO Box 61587 Marshalltown 2107 South Africa
Tel +27 (0)11 638 9111 Fax +27 (0)11 638 3771
A member of the Anglo American plc group

Sharing second place in the small business category and each achieving a silver award were Anglo Base Metals' Konuto Lake Mine at Hudson Bay Mining and Smelting in Canada, and Anglo Forest Products' Great Yarmouth operation in Norfolk, part of Mondi Packaging in the United Kingdom.

Konuto Lake is an underground mine supplying ore to Hudson Bay's Flin Flon mill in Manitoba, Canada. The mine has operated since start-up in September 1997 without a lost-time injury and is, commended Tony Trahar, a first class example of effective teamwork.

Mondi Packaging's Great Yarmouth operation in England was only acquired by Mondi in 1999. Since then, noted Tony Trahar, it has operated for 872 days without a lost-time injury and has demonstrated clear management leadership and commitment.

Reflecting on the safety performance of the group during the year 2001, Tony Trahar noted that safety is a crucial part of what constitutes acceptable management performance. "2001 was not a good year for safety in the companies managed by Anglo American, with seventy fatalities and over 3,200 lost-time injuries in our worldwide operations. The lost-time injury frequency rate, however, dropped a very substantial 34 per cent. This reflects the great deal of effort being put into the better management of safety." He urged all group companies to continue with their safety programmes and to move as rapidly as possible towards the target of zero injuries and fatalities.

Ends.

TABLE OF RESULTS: ANGLO AMERICAN plc SAFETY AWARDS 2001

Large Business Units

1st	Anglo Base Metals **Bindura Nickel Corporation**, Zimbabwe
2nd	Anglo Coal Australia Capricorn Coal Management, **German Creek Operation**, Queensland, Australia
3rd	Anglo Platinum Rustenburg Platinum Mines, **Frank Business Area**, Rustenburg, South Africa

Small Business Units (less than 100 employees)

1st	Anglo Industrial Minerals Tarmac Northern, **Swinden Quarry**, North Yorkshire, England
Joint 2nd	Anglo Forest Products Mondi Europe (UK), Mondi Packaging, **Great Yarmouth**, Norfolk, England Anglo Base Metals Hudson Bay Mining & Smelting, **Konuto Lake Mine**, Manitoba, Canada

Photographs and captions;



1. Dr Leonard Chimimba (centre front), the chief executive officer of Anglo Base Metals' Bindura Nickel Corporation in Zimbabwe proudly displays the Anglo American group's top safety award for 2001 in a team photograph with representatives of Anglo American's operations in Zimbabwe.

2. Mr Andrew Bate (right), manager of Anglo Industrial Minerals' Swinden Quarry in north Yorkshire, England, accepts the top award for safety in small business units from Anglo American plc CEO Tony Trahar.



For further information contact:

Glen Finnegan	+27 11 638 3217 / gfinnegan@angloamerican.co.za
Anne Dunn	+27 11 638 4730 / +27 (0)82 448 2684

Note to Editors

Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

Anglo American plc's safety campaign, OTTO, which focuses on zero tolerance towards unsafe working practices and target zero for injuries, was implemented throughout the Group in 2000. The chief executive's safety competition was introduced at the same time and was judged for the first time in 2001. In this competition, the top performing operation or business in the field of safety in each division is submitted for consideration for the Group safety award for the year under review. Anglo Coal's Greenside Colliery in Mpumalanga, South Africa, was the first recipient of this safety trophy for large business units for the year 2000. The runner-up was Anglo Base Metals' Namakwa Sands mineral sands operations on the west coast of South Africa.

ANGLO AMERICAN

News Release

045.2002gjf

28 May 2002

ANGLO AMERICAN GROUP TOP SAFETY PERFORMERS FOR YEAR 2001

Johannesburg, 28 May 2002. Anglo American plc chief executive officer, Tony Trahar, has announced the winners in the group's annual safety competition at a formal function attended by the company's directors and senior executives.

Anglo Base Metals' Bindura Nickel Corporation in Zimbabwe took top honours, winning the gold award and receiving the crystal floating trophy for the best performance in the field of safety for large business units. Tony Trahar paid tribute to the company's clear leadership, its comprehensive behaviour-based safety programme, the commitment of its management and staff to zero tolerance towards unsafe working practices and target zero for injuries, and its constructive interaction with the union. He noted that these key initiatives have resulted in 2.6 million fatality-free shifts at Bindura Nickel Corporation, and the company's five-year shaft-deepening project at Trojan Mine has not recorded a single lost-time injury. From a poor year in 1999, the company's lost-time injury frequency rate (LTIFR) improved 66 per cent in 2000, and a further 48 per cent in 2001.

In second place, winning the silver award, was Anglo Coal Australia's Capricorn Coal Management. Its German Creek coal mining operations, consisting of one surface and two underground mines in Queensland, Australia, achieved excellent safety performance representing best practice for Australian mining. Tony Trahar noted that safety forms part of the annual appraisals for all the employees at German Creek, and he drew particular attention to the company's meticulous approach to addressing minor injuries and near-miss incidents.

The Frank business area of Anglo Platinum's Rustenburg Platinum Mines, West Region, took the bronze award for third place in the large business units. This is a large operation employing 3,760 people and operating the deepest shaft in Anglo Platinum. Rustenburg Platinum Mines' Frank business area achieved an excellent LTIFR in 2001 of 0.6. Tony Trahar congratulated the company on the range of safety initiatives that have been put in place, noting that these are paying dividends in terms of safer working conditions.

Tony Trahar noted that Anglo American plc has expanded its safety competition to reflect more of the diversity of the group, and this year the company introduced awards in recognition of outstanding safety performance in managed companies employing less than 100 people. Anglo Industrial Minerals' Swinden Quarry in north Yorkshire, England, won the gold award and received the crystal floating trophy for the best performance in the small business category. Tony Trahar paid tribute to the company's performance which, he said, epitomised all the best qualities in a first-class group of contestants. Swinden Quarry achieved no lost-time injuries through full management and employee engagement which includes joint inspections, investigation of every near-miss incident, and challenging each employee to define his or her contribution to 'Target Zero' for lost-time injuries.

Anglo American Corporation of South Africa Limited
Corporate Communications Department
2nd Floor, 44 Main Street, Johannesburg 2001 PO Box 61587 Marshalltown 2107 South Africa
Tel +27 (0)11 638 9111 Fax +27 (0)11 638 3771
A member of the Anglo American plc group

Sharing second place in the small business category and each achieving a silver award were Anglo Base Metals' Konuto Lake Mine at Hudson Bay Mining and Smelting in Canada, and Anglo Forest Products' Great Yarmouth operation in Norfolk, part of Mondi Packaging in the United Kingdom.

Konuto Lake is an underground mine supplying ore to Hudson Bay's Flin Flon mill in Manitoba, Canada. The mine has operated since start-up in September 1997 without a lost-time injury and is, commended Tony Trahar, a first class example of effective teamwork.

Mondi Packaging's Great Yarmouth operation in England was only acquired by Mondi in 1999. Since then, noted Tony Trahar, it has operated for 872 days without a lost-time injury and has demonstrated clear management leadership and commitment.

Reflecting on the safety performance of the group during the year 2001, Tony Trahar noted that safety is a crucial part of what constitutes acceptable management performance. "2001 was not a good year for safety in the companies managed by Anglo American, with seventy fatalities and over 3,200 lost-time injuries in our worldwide operations. The lost-time injury frequency rate, however, dropped a very substantial 34 per cent. This reflects the great deal of effort being put into the better management of safety." He urged all group companies to continue with their safety programmes and to move as rapidly as possible towards the target of zero injuries and fatalities.

Ends.

TABLE OF RESULTS: ANGLO AMERICAN plc SAFETY AWARDS 2001

Large Business Units

1st	Anglo Base Metals **Bindura Nickel Corporation**, Zimbabwe
2nd	Anglo Coal Australia Capricorn Coal Management, **German Creek Operation**, Queensland, Australia
3rd	Anglo Platinum Rustenburg Platinum Mines, **Frank Business Area**, Rustenburg, South Africa

Small Business Units (less than 100 employees)

1st	Anglo Industrial Minerals Tarmac Northern, **Swinden Quarry**, North Yorkshire, England
Joint 2nd	Anglo Forest Products Mondi Europe (UK), Mondi Packaging, **Great Yarmouth**, Norfolk, England Anglo Base Metals Hudson Bay Mining & Smelting, **Konuto Lake Mine**, Manitoba, Canada

Photographs and captions:



1. Dr Leonard Chimimba (centre front), the chief executive officer of Anglo Base Metals' Bindura Nickel Corporation in Zimbabwe proudly displays the Anglo American group's top safety award for 2001 in a team photograph with representatives of Anglo American's operations in Zimbabwe.

2. Mr Andrew Bate (right), manager of Anglo Industrial Minerals' Swinden Quarry in north Yorkshire, England, accepts the top award for safety in small business units from Anglo American plc CEO Tony Trahar.



For further information contact:

Glen Finnegan	+27 11 638 3217 / gfinnegan@angloamerican.co.za
Anne Dunn	+27 11 638 4730 / +27 (0)82 448 2684

Note to Editors
Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

Anglo American plc's safety campaign, OTTO, which focuses on zero tolerance towards unsafe working practices and target zero for injuries, was implemented throughout the Group in 2000. The chief executive's safety competition was introduced at the same time and was judged for the first time in 2001. In this competition, the top performing operation or business in the field of safety in each division is submitted for consideration for the Group safety award for the year under review. Anglo Coal's Greenside Colliery in Mpumalanga, South Africa, was the first recipient of this safety trophy for large business units for the year 2000. The runner-up was Anglo Base Metals' Namakwa Sands mineral sands operations on the west coast of South Africa.

ANGLO AMERICAN

News Release

045.2002gjf

28 May 2002

ANGLO AMERICAN GROUP TOP SAFETY PERFORMERS FOR YEAR 2001

Johannesburg, 28 May 2002. Anglo American plc chief executive officer, Tony Trahar, has announced the winners in the group's annual safety competition at a formal function attended by the company's directors and senior executives.

Anglo Base Metals' Bindura Nickel Corporation in Zimbabwe took top honours, winning the gold award and receiving the crystal floating trophy for the best performance in the field of safety for large business units. Tony Trahar paid tribute to the company's clear leadership, its comprehensive behaviour-based safety programme, the commitment of its management and staff to zero tolerance towards unsafe working practices and target zero for injuries, and its constructive interaction with the union. He noted that these key initiatives have resulted in 2.6 million fatality-free shifts at Bindura Nickel Corporation, and the company's five-year shaft-deepening project at Trojan Mine has not recorded a single lost-time injury. From a poor year in 1999, the company's lost-time injury frequency rate (LTIFR) improved 66 per cent in 2000, and a further 48 per cent in 2001.

In second place, winning the silver award, was Anglo Coal Australia's Capricorn Coal Management. Its German Creek coal mining operations, consisting of one surface and two underground mines in Queensland, Australia, achieved excellent safety performance representing best practice for Australian mining. Tony Trahar noted that safety forms part of the annual appraisals for all the employees at German Creek, and he drew particular attention to the company's meticulous approach to addressing minor injuries and near-miss incidents.

The Frank business area of Anglo Platinum's Rustenburg Platinum Mines, West Region, took the bronze award for third place in the large business units. This is a large operation employing 3,760 people and operating the deepest shaft in Anglo Platinum. Rustenburg Platinum Mines' Frank business area achieved an excellent LTIFR in 2001 of 0.6. Tony Trahar congratulated the company on the range of safety initiatives that have been put in place, noting that these are paying dividends in terms of safer working conditions.

Tony Trahar noted that Anglo American plc has expanded its safety competition to reflect more of the diversity of the group, and this year the company introduced awards in recognition of outstanding safety performance in managed companies employing less than 100 people. Anglo Industrial Minerals' Swinden Quarry in north Yorkshire, England, won the gold award and received the crystal floating trophy for the best performance in the small business category. Tony Trahar paid tribute to the company's performance which, he said, epitomised all the best qualities in a first-class group of contestants. Swinden Quarry achieved no lost-time injuries through full management and employee engagement which includes joint inspections, investigation of every near-miss incident, and challenging each employee to define his or her contribution to 'Target Zero' for lost-time injuries.

Anglo American Corporation of South Africa Limited
Corporate Communications Department
2nd Floor, 44 Main Street, Johannesburg 2001 PO Box 61587 Marshalltown 2107 South Africa
Tel +27 (0)11 638 9111 Fax +27 (0)11 638 3771
A member of the Anglo American plc group

Sharing second place in the small business category and each achieving a silver award were Anglo Base Metals' Konuto Lake Mine at Hudson Bay Mining and Smelting in Canada, and Anglo Forest Products' Great Yarmouth operation in Norfolk, part of Mondi Packaging in the United Kingdom.

Konuto Lake is an underground mine supplying ore to Hudson Bay's Flin Flon mill in Manitoba, Canada. The mine has operated since start-up in September 1997 without a lost-time injury and is, commended Tony Trahar, a first class example of effective teamwork.

Mondi Packaging's Great Yarmouth operation in England was only acquired by Mondi in 1999. Since then, noted Tony Trahar, it has operated for 872 days without a lost-time injury and has demonstrated clear management leadership and commitment.

Reflecting on the safety performance of the group during the year 2001, Tony Trahar noted that safety is a crucial part of what constitutes acceptable management performance. "2001 was not a good year for safety in the companies managed by Anglo American, with seventy fatalities and over 3,200 lost-time injuries in our worldwide operations. The lost-time injury frequency rate, however, dropped a very substantial 34 per cent. This reflects the great deal of effort being put into the better management of safety." He urged all group companies to continue with their safety programmes and to move as rapidly as possible towards the target of zero injuries and fatalities.

Ends.

TABLE OF RESULTS: ANGLO AMERICAN plc SAFETY AWARDS 2001

Large Business Units

1st	Anglo Base Metals **Bindura Nickel Corporation**, Zimbabwe
2nd	Anglo Coal Australia Capricorn Coal Management, **German Creek Operation**, Queensland, Australia
3rd	Anglo Platinum Rustenburg Platinum Mines, **Frank Business Area**, Rustenburg, South Africa

Small Business Units (less than 100 employees)

1st	Anglo Industrial Minerals Tarmac Northern, **Swinden Quarry**, North Yorkshire, England
Joint 2nd	Anglo Forest Products Mondi Europe (UK), Mondi Packaging, **Great Yarmouth**, Norfolk, England Anglo Base Metals Hudson Bay Mining & Smelting, **Konuto Lake Mine**, Manitoba, Canada

Photographs and captions;



1. Dr Leonard Chimimba (centre front), the chief executive officer of Anglo Base Metals' Bindura Nickel Corporation in Zimbabwe proudly displays the Anglo American group's top safety award for 2001 in a team photograph with representatives of Anglo American's operations in Zimbabwe.

2. Mr Andrew Bate (right), manager of Anglo Industrial Minerals' Swinden Quarry in north Yorkshire, England, accepts the top award for safety in small business units from Anglo American plc CEO Tony Trahar.



For further information contact:

Glen Finnegan	+27 11 638 3217 / gfinnegan@angloamerican.co.za
Anne Dunn	+27 11 638 4730 / +27 (0)82 448 2684

Note to Editors

Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

Anglo American plc's safety campaign, OTTO, which focuses on zero tolerance towards unsafe working practices and target zero for injuries, was implemented throughout the Group in 2000. The chief executive's safety competition was introduced at the same time and was judged for the first time in 2001. In this competition, the top performing operation or business in the field of safety in each division is submitted for consideration for the Group safety award for the year under review. Anglo Coal's Greenside Colliery in Mpumalanga, South Africa, was the first recipient of this safety trophy for large business units for the year 2000. The runner-up was Anglo Base Metals' Namakwa Sands mineral sands operations on the west coast of South Africa.

ANGLO AMERICAN

News Release

23 May 2002

Anglo Ferrous Metals subsidiary acquires Moly Cop

Anglo American plc announces that Scaw Metals, a wholly owned subsidiary of Anglo Ferrous Metals, has acquired the Moly-Cop grinding media businesses of GS Industries for US$105 million.

The annual turnover of the Moly-Cop operations is in excess of US$240 million (400,000 tonnes per annum) with activities located in the large and growing mining markets of Chile and Peru, where newly installed capacity will cater for significant projected growth, as well as operations in Mexico, the Philippines, Australia, Canada and Italy.

The production of grinding media, which is used in the mining industry for crushing material to small particle sizes, has long been a core activity of Scaw Metals in South Africa. One of Scaw Metals' strategic objectives has been to expand into grinding media markets in other areas of the world and this acquisition represents a major step in this regard and will also offer synergistic benefits with existing operations.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Scaw Metals is one of Africa's largest diversified iron steel and engineering businesses. The group comprises four principal divisions, namely rolled products, cast products, grinding media and steel wire products. The grinding media division manufactures forged, cast steel and high chromium grinding media for the gold, platinum, copper, coal mining and sand regrind industries. Scaw Metals also holds a 50% interest in a grinding media plant, Productos Chilenos De Acero Limitada (Proacer) near Santiago in Chile.

In 2001, Scaw Metals achieved an operating profit of US$31 million.

ANGLO AMERICAN

News Release

23 May 2002

Anglo Ferrous Metals subsidiary acquires Moly Cop

Anglo American plc announces that Scaw Metals, a wholly owned subsidiary of Anglo Ferrous Metals, has acquired the Moly-Cop grinding media businesses of GS Industries for US$105 million.

The annual turnover of the Moly-Cop operations is in excess of US$240 million (400,000 tonnes per annum) with activities located in the large and growing mining markets of Chile and Peru, where newly installed capacity will cater for significant projected growth, as well as operations in Mexico, the Philippines, Australia, Canada and Italy.

The production of grinding media, which is used in the mining industry for crushing material to small particle sizes, has long been a core activity of Scaw Metals in South Africa. One of Scaw Metals' strategic objectives has been to expand into grinding media markets in other areas of the world and this acquisition represents a major step in this regard and will also offer synergistic benefits with existing operations.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Scaw Metals is one of Africa's largest diversified iron steel and engineering businesses. The group comprises four principal divisions, namely rolled products, cast products, grinding media and steel wire products. The grinding media division manufactures forged, cast steel and high chromium grinding media for the gold, platinum, copper, coal mining and sand regrind industries. Scaw Metals also holds a 50% interest in a grinding media plant, Productos Chilenos De Acero Limitada (Proacer) near Santiago in Chile.

In 2001, Scaw Metals achieved an operating profit of US$31 million.

ANGLO AMERICAN

News Release

23 May 2002

Anglo Ferrous Metals subsidiary acquires Moly Cop

Anglo American plc announces that Scaw Metals, a wholly owned subsidiary of Anglo Ferrous Metals, has acquired the Moly-Cop grinding media businesses of GS Industries for US$105 million.

The annual turnover of the Moly-Cop operations is in excess of US$240 million (400,000 tonnes per annum) with activities located in the large and growing mining markets of Chile and Peru, where newly installed capacity will cater for significant projected growth, as well as operations in Mexico, the Philippines, Australia, Canada and Italy.

The production of grinding media, which is used in the mining industry for crushing material to small particle sizes, has long been a core activity of Scaw Metals in South Africa. One of Scaw Metals' strategic objectives has been to expand into grinding media markets in other areas of the world and this acquisition represents a major step in this regard and will also offer synergistic benefits with existing operations.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Scaw Metals is one of Africa's largest diversified iron steel and engineering businesses. The group comprises four principal divisions, namely rolled products, cast products, grinding media and steel wire products. The grinding media division manufactures forged, cast steel and high chromium grinding media for the gold, platinum, copper, coal mining and sand regrind industries. Scaw Metals also holds a 50% interest in a grinding media plant, Productos Chilenos De Acero Limitada (Proacer) near Santiago in Chile.

In 2001, Scaw Metals achieved an operating profit of US$31 million.

ANGLO
AMERICAN

News Release

23 May 2002

Anglo Ferrous Metals subsidiary acquires Moly Cop

Anglo American plc announces that Scaw Metals, a wholly owned subsidiary of Anglo Ferrous Metals, has acquired the Moly-Cop grinding media businesses of GS Industries for US$105 million.

The annual turnover of the Moly-Cop operations is in excess of US$240 million (400,000 tonnes per annum) with activities located in the large and growing mining markets of Chile and Peru, where newly installed capacity will cater for significant projected growth, as well as operations in Mexico, the Philippines, Australia, Canada and Italy.

The production of grinding media, which is used in the mining industry for crushing material to small particle sizes, has long been a core activity of Scaw Metals in South Africa. One of Scaw Metals' strategic objectives has been to expand into grinding media markets in other areas of the world and this acquisition represents a major step in this regard and will also offer synergistic benefits with existing operations.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Scaw Metals is one of Africa's largest diversified iron steel and engineering businesses. The group comprises four principal divisions, namely rolled products, cast products, grinding media and steel wire products. The grinding media division manufactures forged, cast steel and high chromium grinding media for the gold, platinum, copper, coal mining and sand regrind industries. Scaw Metals also holds a 50% interest in a grinding media plant, Productos Chilenos De Acero Limitada (Proacer) near Santiago in Chile.

In 2001, Scaw Metals achieved an operating profit of US$31 million.

ANGLO AMERICAN

News Release

23 May 2002

Anglo Ferrous Metals subsidiary acquires Moly Cop

Anglo American plc announces that Scaw Metals, a wholly owned subsidiary of Anglo Ferrous Metals, has acquired the Moly-Cop grinding media businesses of GS Industries for US$105 million.

The annual turnover of the Moly-Cop operations is in excess of US$240 million (400,000 tonnes per annum) with activities located in the large and growing mining markets of Chile and Peru, where newly installed capacity will cater for significant projected growth, as well as operations in Mexico, the Philippines, Australia, Canada and Italy.

The production of grinding media, which is used in the mining industry for crushing material to small particle sizes, has long been a core activity of Scaw Metals in South Africa. One of Scaw Metals' strategic objectives has been to expand into grinding media markets in other areas of the world and this acquisition represents a major step in this regard and will also offer synergistic benefits with existing operations.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Scaw Metals is one of Africa's largest diversified iron steel and engineering businesses. The group comprises four principal divisions, namely rolled products, cast products, grinding media and steel wire products. The grinding media division manufactures forged, cast steel and high chromium grinding media for the gold, platinum, copper, coal mining and sand regrind industries. Scaw Metals also holds a 50% interest in a grinding media plant, Productos Chilenos De Acero Limitada (Proacer) near Santiago in Chile.

In 2001, Scaw Metals achieved an operating profit of US$31 million.